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Astris Energi Inc. · 6-K · For 8/12/04, On 8/12/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 12, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 8/12/04, On 8/12/04 Document 1 of 1 · 6-K · Report of a Foreign Private Issuer ________________________________________________________________________________
The following are included in this report on Form 6-K:

                                                             Sequential
Exhibit          Description        Page Number
-------          -----------        -----------

1.      Press release, dated August 12, 2004     3

Astris Energi Inc. · 6-K · For 8/12/04, On 8/12/04 Document 1 of 1 · 6-K · Report of a Foreign Private Issuer ________________________________________________________________________________

EXHIBIT 1

ASTRIS ENERGI PAYS DOWN DEBENTURE – NOW DEBT-FREE

MISSISSAUGA, ONTARIO, CANADA, August 12, 2004 -- Astris Energi Inc. (OTCBB: ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today it has paid down an existing debenture thus eliminating Astris’ only long-term financial liability.

The CDN$100,000 debenture, which was secured by a lien on Astris’ assets, was held by three Astris related parties and dated from June 1996. Yearly interest on the debenture was 12 per cent. The remaining interest and principal was paid in full through the issuance of 260,175 common shares.

“The paying down of the debenture plus our recently announced US$500,000 financing gives Astris a strengthened financial position and brings us one step closer to capitalizing on our world-leading alkaline fuel cell technology,” said Jiri Nor, President and CEO.

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent on the development of Astris’ AFC. The company is commencing pilot production of its POWERSTACK™ MC 250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Anthony Durkacz
Vice President of Finance
Astris Energi Inc.
Phone: 905-608-2000
Fax:   905-608-8222
E-mail: adurkacz@astris.ca